UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 4, 2017

WPCS INTERNATIONAL INCORPORATED

(Exact name of Registrant as specified in its charter)

Delaware	001-34643	98-0204758
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

521 Railroad Avenue Suisun City, California	94585
(Address of Principal Executive Office)	(Zip Code)

Registrant's telephone number, including area code (707) 432-1300

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

As previously reported on a Form 8-K filed on September 6, 2017, WPCS International Incorporated (“WPCS”), DC Acquisition Corporation (“Merger Sub”), a wholly-owned subsidiary of WPCS, and DropCar, Inc. (“DropCar”) entered into an Agreement and Plan of Merger, dated as of September 6, 2017 (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into DropCar, with DropCar surviving as a wholly-owned subsidiary of WPCS (the “Merger”). As a result of the Merger, the DropCar stockholders will acquire a majority of the issued and outstanding shares of WPCS, the senior executive officers of DropCar will become the senior executive officers of WPCS and persons designated by DropCar will become a majority of the members of the WPCS board of directors.

On December 4, 2017, WPCS, Merger Sub and DropCar entered into Amendment No. 3 to the Merger Agreement (“Amendment No. 3”). The primary purpose of Amendment No. 3 is to make certain changes to the definition of Exchange Ratio that were agreed to by the parties in connection with the Repricing Offer described below. The principal changes to the definition of Exchange Ratio are as follows:

1.	The number of shares of WPCS common stock that are deemed to be outstanding at the time of the Merger was increased to 6,530,681. Previously it had been 6,118,689.

2.	WPCS equity allocation percentage was increased to 16.01%. It had previously been 15%. Consequently, DropCar’s equity allocation percentage is reduced to 83.99% from 85%.

As a result of the foregoing changes, the number of shares of WPCS common stock that will be issued to DropCar’s securityholders and advisors will be reduced, although the DropCar securityholders and advisors will still own a majority of the issued and outstanding shares of WPCS common stock following the Merger. The reduction in the number of shares to be issued by WPCS in the Merger will result in a reduction in the number of shares of WPCS common stock that will be allocated to DropCar’s advisors in connection with the Merger. Thus, the Advisory/Commitment Allocation Percentage was reduced to 15.6% from 15.8%.

Amendment No. 3 also includes a revised Exhibit D, which sets forth the formula for adjusting the equity allocation percentages in the event WPCS Net Cash (as defined in the Merger Agreement) at the time of the Merger is more or less than $419,000. The change in the formula reflects the changes set forth in paragraphs 1 and 2 above.

Finally, Amendment No. 3 includes a new exhibit, B-3, which is the form of an Amended and Restated Support Agreement, dated as of December 4, 2017, which was executed by Alpha Capital Anstalt (“Alpha”), DropCar’s largest stockholder, DropCar and WPCS, and which supersedes the Support Agreement that Alpha had previously entered into with DropCar in which it agreed to vote any shares of WPCS common stock that it owns on the record date for the Special Meeting in favor of the Merger. The Amended and Restated Support Agreement provides that Alpha will own 9.99% of the outstanding shares of WPCS common stock on the record date for the Special Meeting (as a result of conversion of shares of WPCS convertible preferred stock and/or exercise of warrants).

The preceding summary does not purport to be complete and is qualified in its entirety by reference to Amendment No. 3 and the form of Amended and Restated Support Agreement with Alpha, which are filed as Exhibits 2.1 and 2.2, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference.

Repricing Offer

On December 4, 2017, WPCS offered (the “Repricing Offer Letter”) the holders of its Series H-1 Warrants (the “Holders”) the opportunity to exercise such Warrants for cash at a reduced exercise price of $1.21 per share (the “Reduced Exercise Price”) provided such Series H-1 Warrants are exercised for cash on or before 5:00 P.M. Eastern Standard time on December 26, 2017 (the “End Date”). In addition, if more than 50% of the Series H-1 Warrants are exercised for cash by the Holders prior to the End Date, WPCS will issue to the initial holders of the Series H-1 Warrants a “reload” warrant covering one share for each Series H-1 Warrant exercised during that period with a strike price equal to the fair market value of a share of WPCS common stock on the date such reload warrant becomes issuable (the “Reload Warrants”). The terms of the Reload Warrants would be substantially identical to the terms of the Series H-1 Warrants except that: (i) the expiration date of the reload warrant would be seven (7) years from the date of issuance; (ii) the Reload Warrants would have more limited cashless exercise rights than the H-1 Warrants; and (iii) WPCS’ obligation to register the resale of the shares issuable upon exercise of the Reload Warrants will be deferred. Finally, the Holders have entered into an irrevocable agreement with Alpha pursuant to which they have agreed to sell to Alpha any Series H-1 Warrants that are unexercised as of the End Date. Such sale will take place promptly after the End Date. WPCS received acceptance of the Reduced Exercise Price offer from all of the Holders on December 5, 2017.

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If the Holders exercise all their Series H-1 Warrants, the aggregate gross proceeds to WPCS will be approximately $1,474,000.

The description of terms and conditions of the Repricing Offer Letter and the Reload Warrants set forth herein do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Repricing Offer Letter and the Reload Warrants, which is attached hereto as Exhibit 10.1 and 10.2, respectively.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosures in Item 1.01, above, with respect to the Reload Warrants are incorporated herein by reference. Neither the Reload Warrants nor the shares of WPCS common stock to be issued upon their exercised have been registered.

Item 9.01 Financial Statements and Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPCS International Incorporated

Dated: December 6, 2017

	By:	/s/ David Allen
David Allen, Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

2.1	Amendment No. 3 to Agreement and Plan of Merger, dated December 4, 2017, by and among WPCS International Incorporated, DC Acquisition Corporation and DropCar, Inc.

2.2	Final form of Amended and Restated Support Agreement, by and among Alpha Capital Anstalt, DropCar, Inc. and WPCS International Incorporated. (included as Exhibit B-3 to Exhibit 2.1 hereto)

10.1	Final form of the Repricing Offer Letter, dated December 4, 2017, from WPCS International Incorporated to each of Iroquois Master Fund, Iroquois Capital Investment Group, LLC and American Capital Management, LLC.

10.2	Final form of Reload Warrant by and between WPCS International Incorporated and each of Iroquois Master Fund, Iroquois Capital Investment Group, LLC and American Capital Management, LLC. (included as Exhibit 1 to Exhibit 10.1 hereto)

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